Exhibit 5.1

[LETTERHEAD OF COMCAST CORPORATION]

February 26, 2010

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of Comcast Corporation, a Pennsylvania corporation (the “Company”), and have acted for the Company in connection with the issuance by the Company, pursuant to the Underwriting Agreement dated February 24, 2010 (the “Underwriting Agreement”) among the Company, the Cable Guarantors (as defined below) and Deutsche Bank Securities Inc., Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc. and UBS Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), of $1,400,000,000 aggregate principal amount of its 5.15% Notes Due 2020 and $1,000,000,000 aggregate principal amount of its 6.40% Notes Due 2040 (collectively, the “Notes”). The Notes are to be issued pursuant to the provisions of the Indenture dated as of January 7, 2003 (the “Indenture”) by and among the Company, the cable guarantors named therein and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 25, 2003 by and among the Company, the cable guarantors named therein and the Trustee, and as further supplemented by the Second Supplemental Indenture dated as of August 31, 2009 by and among the Company, the cable guarantors named therein (the “Cable Guarantors”) and the Trustee, and guaranteed on an unsecured and unsubordinated basis by the Cable Guarantors.

Comcast Corporation	2	February 26, 2010

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, I am of the opinion that:

1. The Indenture has been duly authorized, executed and delivered by the Company.

2. The Notes have been duly authorized by the Company.

I am a member of the Bar of the Commonwealth of Pennsylvania and the foregoing opinion is limited to the laws of the Commonwealth of Pennsylvania and the federal laws of the United States of America.

I hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K filed by the Company on the date hereof and its incorporation by reference into the Company’s registration statement on Form S-3 (File No. 333-158816). In addition, I consent to the reference to my name under the caption “Legal Matters” in the prospectus, which is a part of the registration statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without my prior written consent.

Very truly yours,

/s/ Arthur R. Block
Arthur R. Block